UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on partial devolution of area in Libra

—

Rio de Janeiro, April 16, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that the consortium of Libra, constituted by Petrobras (40%), in partnership with Shell Brasil Petróleo Ltda. (20%), Total E&P do Brasil Ltda. (20%), CNODC Brasil Petróleo e Gás Ltda. (10%) and CNOOC Petroleum Brasil Ltda. (10%), having Pré-Sal Petróleo S.A. (PPSA) as contract manager, notified the National Agency of Petroleum, Natural Gas and Biofuels (ANP) of the devolution of the Southeast area of the Libra block, in the Santos Basin.

Since the beginning of the evaluation activities of the Libra block, the Southeast area, a distinct compartment from the other ones, was identified as an area of low potential. The conclusion of the obtained data analysis confirmed this expectation.

The devolution is in accordance with the Discovery Evaluation Plan (PAD) of well 3-BRSA-1267-RJS, which covers the Central and Southeast areas of the Libra block, remaining after the Declaration of Commerciality of the Northwest area of Libra that originated the current Mero field, the third largest producing field of the pre-salt. The exploratory phase of discovery evaluation of this area will continue until March 2025.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer